Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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January 15, 2016

VIA EDGAR Office of Chief Counsel United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Euronav NV Form 20-F for the Fiscal Year Ended December 31, 2014 Filed April 30, 2015 File No. 001-36810
To the Office of Chief Counsel:
Euronav NV (the "Company") is a Belgian shipping company that was formed in June 2003.  It qualifies as a "foreign private issuer" and prepares its financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.  The Company currently owns and operates a fleet of modern tankers, consisting of very large crude carriers, an ultra large crude carrier, Suezmax vessels, and two floating, storage and offloading vessels, or FSOs, through its subsidiaries (Ti Africa Ltd. and Ti Asia Ltd.).
On December 16, 2015, the Company received a letter from the Office of Transportation and Leisure of the United States Securities and Exchange Commission requesting the Company's significance analysis under Rule 3-09 of Regulation S-X ("Rule 3-09") with respect to certain of its 50%-owned joint ventures.  Following conversations with members of the staff of the Office of Transportation and Leisure, the Company was directed to the Office of Chief Counsel.
The Company respectfully requests the staff of the Office of Chief Counsel (the "Staff") to provide a waiver from the requirements in Rules 3-09 of Regulation S-X to include in its Annual Report Form 20-F for the year ended December 31, 2014 the separate financial statements of Ti Africa Ltd. and Ti Asia Ltd. (the "Joint Ventures"), the Company's 50%-owned joint ventures that own the FSO Asia and FSO Africa, which have been equity method investees of the Company since 2008.

Background
Each of Ti Asia Ltd. and Ti Africa Ltd. are companies incorporated and domiciled in Hong Kong.  These entitites were formed as joint ventures in 2008 by Euronav and an american partner to operate a floating storage and offloading facility (FSO) in the Al Shaheen oil field in Qatar, which services Maersk Oil Qatar (MOQ). The FSO's have been providing their services to MOQ since 2010 without discontinuation under a fixed contract maturing in 2017.
The Company has performed the significance tests contained in Section 1.02(w) of Regulation S-X to its equity method investments in the Joint Ventures using its financial results for the years ended December 31, 2011, 2012, 2013 and 2014, and the nine months ended September 30, 2015.
Based on these calculations, each of Ti Asia Ltd. and Ti Africa Ltd. is considered significant for 2014 for the purposes of Rule 3-09 by virtue of the income test in Rule 1-02(w)(3) (21.25% and 23.25%, respectively).  While the Joint Ventures just exceed the significance threshold of 20% in the income test, for the year ended December 31, 2014, the level of significance of the Joint Ventures in comparison to the overall assets of the Company and its subsidiaries on a consolidated basis is relatively low.  A summary of the Company's results and level of significance for the past four years and the results for 2015 (based on the financial results for the nine months ended September 30, 2015) are shown below.  This summary provides an alternative calculation of significance to illustrate the relatively low percentage of the Company's total assets that are represented by the Joint Ventures:

Ti Asia Ltd:

Rule 1-02(w)(1) Test
(In Millions of US Dollars)
	2014	2013	2012	2011
The Company's investment in and advances to tested 50 percent owned person	74.3	88.4	72.8	59.4
The Company's total assets	3096.4	1920.8	2362.9	2451.3
Relative percentage	2.4%	4.6%	3.1%	2.4%
Significance test percentage	20.0%	20.0%	20.0%	20.0%

Rule 1-02(w)(3) Test
(In Millions of US Dollars)	2015 Q3	2014	2013	2012	2011
The Company's pre-tax income (loss)	246.5	(51.5)	(89.5)	(119.3)	(95.9)
Noncontrolling interests	0	0	0	0	0
Subtotal	246.5	(51.5)	(89.5)	(119.3)	(95.9)

Computational Note 1
The Company's equity in pre-tax income of tested 50 percent owned person	11.7	13.9	12.5	12.4	11.1
Numerator	246.5	(65.4)	(102.0)	(131.7)	(107.0)

Computational Note 2
Pre-tax income excluding loss years	246.5	0.0	0.0	0.0	0.0
Sum of income for the last five years, omitting loss years	246.5	19.8	19.8	424.8	527.3
Average income for the last five years, omitting loss years	49.3	4.0	4.0	85.0	105.5
Absolute value of income (loss), excluding noncontrolling interests	246.5	51.5	89.5	119.3	95.9
Is absolute value at least 10% lower than five year average	No	No	No	No	No
Numerator used	246.5	65.4	102.0	131.7	107.0
The Company's percentage of tested 50 percent owned person	11.7	13.9	12.5	12.4	11.1
Relative percentage	4.75%	21.25%	12.25%	9.42%	10.37%
Significance test percentage	20%	20%	20%	20%	20%

Ti Africa Ltd

Rule 1-02(w)(1) Test
(In Millions of US Dollars)
	2014	2013	2012	2011
The Company's investment in and advances to tested 50 percent owned person	116.0	100.4	84.7	80.6
The Company's total assets	3096.4	1920.8	2362.9	2451.3
Relative percentage	3.7%	5.2%	3.6%	3.3%
Significance test percentage	20.0%	20.0%	20.0%	20.0%

Rule 1-02(w)(3) Test
(In Millions of US Dollars)	2015 Q3	2014	2013	2012	2011
The Company's pre-tax income (loss)	246.5	(51.5)	(89.5)	(119.3)	(95.9)
Noncontrolling interests	0	0	0	0	0
Subtotal	246.5	(51.5)	(89.5)	(119.3)	(95.9)

Computational Note 1
The Company's equity in pre-tax income of tested 50 percent owned person	13.1	15.6	15.7	4.1	(3.8)
Numerator	246.5	(67.1)	(105.2)	(123.4)	(95.9)

Computational Note 2
Pre-tax income excluding loss years	246.5	0.0	0.0	0.0	0.0
Sum of income for the last five years, omitting loss years	246.5	19.8	19.8	424.8	527.3
Average income for the last five years, omitting loss years	49.3	4.0	4.0	85.0	105.5
Absolute value of income (loss), excluding noncontrolling interests	246.5	51.5	89.5	119.3	95.9
Is absolute value at least 10% lower than five year average	No	No	No	No	No
Numerator used	246.5	67.1	105.2	123.4	95.9
The Company's percentage of tested 50 percent owned person	13.1	15.6	15.7	4.1	(3.8)
Relative percentage	5.31%	23.25%	14.92%	3.32%	3.96%
Significance test percentage	20%	20%	20%	20%	20%

Based on the calculations above, the Joint Ventures exceeded the significance level of 20% for 2014.

Discussion
For the following reasons the Company respectfully requests the Staff to provide a waiver from the requirements in Rule 3-09 to include the separate audited financial statements for the Joint Ventures for the year ended December 31, 2014:
1.
Based upon the calculations outlined above, the Joint Ventures are considered to be significant for the purposes of Rule 3-09.  However, the level of significance is impacted by the method of calculation rather than an actual increase in size or importance of the Joint Ventures relative to the size of the Company and its subsidiaries taken as a whole.  The Company believes that the strict application of the significance tests, particularly the prohibition on averaging in loss years, results in an anomalous presentation of information that is unlikely to be presented in future periods with respect to the Company and its subsidiaries on a consolidated basis.  In 2014, the tanker shipping market improved and as a result the net loss applicable to the Company and its subsidiaries was reduced to $(51.5) million compared to the previous years of losses around $(100) million and more.  The required omission of loss years from the 5 year average calculation results in the situation that the absolute value of the loss of the year 2014 is not at least 10% lower than the 5 year average and consequently, that the 5 year average should not be used as the denominator.

2.
The Company advises the Staff that it experienced significant growth during the year ended December 31, 2014, consisting of investments in excess of USD$1.2 billion and the acquisition of 17 additional vessels.  This resulted in a significant reduction of the importance of the Joint Ventures based on the overall increased size of the Company and its subsidiaries taken as a whole.

3.
The Company also performed the significance tests based on the financial results for the nine months ended September 30, 2015 and the years ended December 31, 2013, 2012 and 2011, which confirms that the Joint Ventures would not be considered significant for purposes of Rule 3-09 for those periods presented.  In addition, based on the increase in the size of the Company described in (2) above, it is unlikely that the Joint Ventures would be significant for purposes of Rule 3-09 going forward.

4.
Lastly, the Company believes that the disclosure of separate audited financial statements of the Joint Ventures would not be helpful to investors since the level of the Company's investments in the Joint Ventures is insignificant relative to the overall size of the Company.

____________________
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
____________________
We would greatly appreciate the Staff's response to the request contained in this letter at its earliest convenience.  If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By: /s/ Gary J. Wolfe
Gary J. Wolfe, Esq.